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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                             NDCHEALTH CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.125 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   639480102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                JEROME J. LANDE
                             MMI INVESTMENTS, L.P.
                              152 West 57th Street
                            New York, New York 10019
                                 (212) 586-4333
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 JULY 14, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 639480102
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    MMI Investments, L.P.
    I.R.S. Identification No.: 141810589
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    00
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    2,926,900
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    2,926,900
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,926,900
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 639480102
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    MCM Management,LLC
    I.R.S. Identification No.: 141814578
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    2,926,900
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    2,926,900
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,926,900
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     00
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 4 to statement on Schedule 13D (this "Statement") relates to the Common Stock, Par Value $.125 Per Share (the "Common Stock"), of NDCHEALTH CORPORATION, a DELAWARE corporation (the "Issuer"), the principal executive offices of which are located at NDC PLAZA, ATLANTA, GEORGIA 30329-2010. This Amendment No. 4 amends and restates in full each of the items set forth below. Terms not defined in this Amendment No. 4 shall have the respective meanings given to such terms in the Schedule 13D originally deemed filed on April 7, 2004 ("Original Schedule 13D").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The total purchase price of the 2,926,900 shares of Common Stock (the "Shares") purchased by MMI Investments was $68,165,672, all of which has been financed by incurring margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Statement.

ITEM 4.  PURPOSE OF TRANSACTION

     MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase (but not to more than 10% of the outstanding Common Stock), decrease, or dispose of MMI Investments' holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer's management, directors and other shareholders, including, without limitation, as described in the following paragraph.

MMI Investments has submitted to the Issuer, for inclusion in its proxy statement for its 2004 annual meeting, a shareholder proposal ("Proposal") requesting that the Board of Directors engage a leading investment bank to analyze strategic alternatives for maximizing shareholder value, including but not limited to acquisitions, divestitures, recapitalizations and sale to or merger with a third party; a copy of that Proposal, related supporting statement and related letter to the Issuer is filed herewith as Exhibit 2. Although MMI Investments has held in excess of $2,000 worth of the issuer's common stock only since July 10, 2003, and therefore did not meet the Rule 14a-8 requirement for such a holding for one year at the required time of the Proposal's submission, MMI Investments believes that the Proposal otherwise meets the 14a-8 requirements and has requested that the Company waive the one year requirement. If the Issuer includes the Proposal in its proxy statement, the Reporting Persons may file proxy materials and solicit proxies in support of the Proposal in accordance with the proxy rules under the Securities Exchange Act of 1934 (the "Act"). Because the Issuer has not indicated that it will include the Proposal in its proxy material (and has sought concurrance from the staff of the Securities and Exchange Commission that the Proposal may be excluded), the Reporting Persons on July 14, 2004, transmitted to the Issuer notice ("Notice"), in accordance with the Issuer's By-Laws, of a proposal -- similar to the Proposal -- to be moved at the Issuer's annual meeting, and the Reporting Persons intend to file proxy materials and solicit proxies in favor of such proposal in accordance with the proxy rules under the Act.

     As a result of some or all of the actions described in the preceding paragraph, MMI Investments may no longer be able to rely on the exemption under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") for shares held solely for investment purposes and, accordingly, in order to retain its flexibility to determine, as described above, to increase (but not to more than 10% of the outstanding Common Stock of the Issuer) MMI Investments' holdings of Common Stock where the value of such holdings upon any such increase exceeds $50 million, MMI Investments on May 17, 2004, filed a Notification and Report Form under the HSR Act, seeking clearance for such acquisitions. MMI Investments was granted early termination of the waiting period pursuant to the HSR Act on June 7, 2004.

     Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of
Schedule 13D; PROVIDED that the Reporting Persons reserve the right to develop such plans or proposals.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) Based on 36,012,221 shares of Common Stock outstanding as of April 15, 2004, as reported in the Issuer's Form 10-Q filed April 19, 2004, the Shares owned by MMI Investments represent approximately 8.1% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.

     Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

     (c) Except for the open market purchases of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock since
July 8, 2004, the date of the last filing on Schedule 13D by MMI Investments, MCM, or, to either Reporting Person's knowledge, any of the persons listed on
Schedule I.

     (d) No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares of the Issuer owned by MMI Investments. Other than as described in Item 3 of this Statement and the Notice filed as Exhibit 3 to this statement and incorporated by reference herein (and the Joint Filing Agreement filed as an Exhibit to the Original Schedule 13D), there are no contracts, arrangements or understandings between the Reporting Persons or between either of the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date:  JULY 16, 2004

                                   MMI INVESTMENTS, L.P.

                                   By:  MCM Management, LLC
                                        General Partner

                                   By:  /s/ JEROME J. LANDE
                                        ------------------------------
                                        Jerome J. Lande
                                        Vice President

                                   MCM MANAGEMENT, LLC


                                   By:  /s/ JEROME J. LANDE
                                        ------------------------------
                                        Jerome J. Lande
                                        Vice President

                                   SCHEDULE I

                          MCM MANAGEMENT, LLC ("MCM")

                     Voting Members and Executive Officers

  NAME AND BUSINESS ADDRESS         POSITION AND PRINCIPAL OCCUPATION

John S. Dyson                      Voting Member and Chairman of MCM;
152 West 57th Street               Voting Member and Chairman of Millcap
New York, New York 10019            Advisors, LLC ("Millcap"), a Delaware
                                    limited liability company, 152 West 57th
                                    Street, New York, New York 10019

Clay B. Lifflander                 Voting Member and President of MCM;
152 West 57th Street               Voting Member and President of Millcap
New York, New York 10019

Alan L. Rivera                     Voting Member, Executive Vice President,
152 West 57th Street                 and Secretary of MCM;
New York, New York 10019           Voting Member, Executive Vice President,
                                     Chief Financial Officer and General Counsel of Millcap

                                  SCHEDULE II

                    OPEN MARKET PURCHASES BY MMI INVESTMENTS
             SINCE THE SCHEDULE 13D AMENDMENT FILED ON JULY 8, 2004


Trade Date                  Number of Shares             Price/Share
07/15/04                        25,000                    $21.59

                                  EXHIBIT INDEX

NUMBER                                      DESCRIPTION

1. Joint Filing Agreement dated as of April 7, 2004, by and between MMI Investments and MCM (incorporated by reference to Exhibit to the Schedule 13D filed by such persons on April 7, 2004, with respect to NDCHealth Corporation).

2. Letter, dated April 28, 2004 to NDCHealth Corporation and enclosure thereto (containing a shareholder resolution and related support statement) (incorporated by reference to Exhibit 2 to Amendment No. 1 to the Original Schedule 13D).

3. Letter, dated July 14, 2004 to NDCHealth Corporation (giving notice of a motion to be made at its 2004 Annual (Meeting).

                                                                       Exhibit 3

                                   [MMI LOGO]


July 14, 2004


VIA FEDERAL EXPRESS AND FACSIMILE

Office of the Secretary
NDCHealth Corporation
NDC Plaza
Atlanta, Georgia 30329-2010




        Re:       Notice of Business to be brought before
                  the 2004 Annual Meeting of Stockholders

To the Secretary of NDCHealth Corporation:

This letter constitutes notice, in compliance with Article 2, Section 4 of the Amended and Restated By-Laws (the "By-Laws") of NDCHealth Corporation ("NDC" or the "Company"), of business to be brought before the Company's 2004 annual meeting of stockholders ("Meeting") by MMI Investments, L.P. (the "Stockholder" or "we").

The Stockholder is a holder of record of NDC Common Stock, par value $.125 per share ("Common Stock") as of the date of this notice and intends to remain a holder of record of Common Stock as of the record date for the Meeting. In accordance with Article II, Section 4 of the By-Laws, this notice is being delivered not less than 90 nor more than 120 days prior to the anniversary date of the Company's 2003 annual meeting of stockholders.

The Stockholder proposes to bring before the Meeting (directly; not pursuant to rule 14a-8 and not for inclusion in NDC's proxy statement or form of proxy) the following matter with respect to which information appears below as required by
Article II, Section 4 of the By-Laws:

     (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting:


152 West 57th Street                                         Tel: (212) 586-4333
New York, NY 10019                                           Fax: (212) 586-0340

Office of the Secretary
July 14, 2004
Page 2

                           A motion (the "Motion"), set forth below, to request that the Board of Directors of the Company promptly engage a leading investment bank to analyze, and provide a written report to the full Board on available strategic alternatives:

                  "RESOLVED, that due to the prolonged poor performance of the stock and the failure to date of Management's "Eight-Quarter Plan", the stockholders of NDCHealth Corporation (the "Company" or "NDC") hereby request that the Board of Directors engage a leading investment bank to analyze, and provide a written report to the full Board on, all strategic alternatives available to the Company for maximization of stockholder value, including but not limited to acquisitions, divestitures, recapitalizations and sale to or merger with a third-party."

         We believe NDC's shares trade at a value which does not recognize the strength of NDC's underlying businesses. At this time, NDC's trading multiples of EBITDA and earnings are 30% to 45% below the averages for its self-defined peer universe (presented in its 2003 proxy statement; hereinafter, "peers"), in spite of its leading position in transaction services, its #2 position in information management and an EBITDA margin more than 75% above the average of its peers. Furthermore, despite NDC's significant attractiveness to potential acquirors, its multiple of LTM EBITDA is less than half the average of acquisitions of comparable companies in its industry over the last seven years. Were NDC's Common Stock valued at its peers' average trading or acquisition multiples, the share price would more than double from its current level.

         With management's "Eight Quarter Plan" already well underway, we believe NDC management has failed to deliver, casting significant doubt on management's strategic plan. We believe, based on past performance, that NDC as currently organized and managed is likely to continue to lag its peers in performance and valuation and to

Office of the Secretary
July 14, 2004
Page 3


         produce poor returns for NDC stockholders. The status quo is clearly unacceptable for many reasons:

              1. WEAK STOCK PERFORMANCE - NDC stock is more than 30% below its level of three years ago and more than 10% below its level of two years ago. The average stock price appreciation among NDC's peers is 6% and 60% over those periods, respectively. Even NDC's 2003 stock price increase of 29% (rebounding from significant weakness in the fall of 2002) compares poorly to its peers' average gain of 56%.

              2. FINANCIAL UNDERPERFORMANCE - NDC is four quarters into management's "Eight Quarter Plan," and already is showing negative progress with slowing revenue growth (30% lower for the first three quarters of fiscal 2004 compared with fiscal
                  2003) and rising expenses (data costs average 13% higher, with total SG&A costs 120 basis points higher).

              3. STRATEGIC PLAN FAILURES - Management's strategic plan has been called into question again by missed targets (the second time in a year) and suspension of 2004 earnings guidance. This has further damaged confidence in a team whose auditors recently forced it to change accounting practices, leading to a change in CFO, an SEC inquiry and multiple class-action lawsuits.

                  The best recourse for stockholders is for a leading investment bank to analyze management's current strategic plan and all options available to NDC to unlock its significant intrinsic value.

     (ii) the name and record address of the Stockholder: MMI Investments, L.P. 152 West 57th Street, New York, New York 10019.

Office of the Secretary
July 14, 2004
Page 4



     (iii) the class or series and number of shares of capital stock of the corporation which are owned beneficially or of record by the
           Stockholder:

           The Stockholder owns of record 1,000 shares of Common Stock. The Stockholder owns beneficially 2,901,900 shares of Common Stock, including the 1,000 shares owned of record.

     (iv) a description of all arrangements or understandings between the Stockholder and any other person or persons (including their names) in connection with the proposal of the business described in Section
           (i) by the Stockholder and any material interest of the Stockholder in such business:

           The Stockholder has arranged with MCM Management, LLC (the Stockholder's general partner; hereinafter, "MCM Management"), John
           S. Dyson, Clay B. Lifflander, Alan L. Rivera, Jerome J. Lande, and Craig Rosenblum that they will be "participants" as defined in the proxy rules promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934 ("Exchange Act"), in the solicitation of proxies ("Solicitation") to be voted in favor of the Motion. The Stockholder has also arranged with Innisfree M&A Incorporated ("Innisfree"), to act as its proxy solicitator in connection with the Solicitation and with Sonnenschein Nath & Rosenthal LLP ("SNR") to act as its legal counsel with respect to matters related thereto.

           The Stockholder is a Delaware limited partnership formed for the purpose of investing in publicly traded securities that it believes are substantially undervalued. MCM Management, a Delaware limited liability company, 152 West 57th Street, New York, NY 10019 is the Stockholder's general partner and its principal business is managing investments in publicly traded securities. All of the participants who are individuals are limited partners of the Stockholder and (except Mr. Lande and Mr. Rosenblum)

Office of the Secretary
July 14, 2004
Page 5



           members of MCM Management. The principal business address of each participant is 152 West 57th Street, New York, NY 10019.

           By virtue of being the general partner of the Stockholder, MCM Management may be deemed to be the beneficial owner of the 2,901,900 shares of Common Stock of NDC owned by the Stockholder. Except for the shares of Common Stock owned by the Stockholder, none of MCM Management, John S. Dyson, Clay B. Lifflander, Alan L. Rivera, Jerome
           J. Lande, Craig Rosenblum, Innisfree or SNR beneficially owns any Common Stock of NDC.

           Except as set forth in this Notice, Stockholder has no arrangements or understandings with any other person in connection with the proposal of, and no material interest in, the Motion.

     (v) a representation that Stockholder intends to appear in person or by proxy at the Meeting to bring such business before the Meeting:

           Stockholder hereby represents that it will appear in person or by proxy at the Meeting to bring the Motion before the Meeting.

           Stockholder hereby represents that it intends to deliver a proxy statement and form of proxy to holders of at least 50.01% of the Company's outstanding voting shares at the record date for the Meeting.

Office of the Secretary
July 14, 2004
Page 6



                                       Very truly yours,



                                       MMI Investments, L.P.


                                       By:   MCM Management, LLC
                                             General Partner


                                             By:   Jerome J. Lande
                                                   Vice President


                                                   /s/ Jerome J. Lande
                                                   --------------------